1021 West Hastings Street

9th Floor
Vancouver, BC

V6E 0C3

Austin Gold Provides Update on Initial Drilling Program at Stockade Mountain Project

January 30, 2024

Summary

- AUST has received gold assay results from the first two drillholes at its Stockade Mountain Project, Malheur County, Oregon, including an intercept of 8.19 g/t over 4 feet (1.2 m);

- The gold intercepts in the first two holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades;

- Drilling continues on the third core hole;

- AUST is fully funded for the planned exploration programs discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces that the Company has received gold assay results from the first two drillholes at its Stockade Mountain Project located in Malheur County, Oregon.  These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 g/t over 4 feet (1.2 m) and several other gold intercepts of interest.

Significant intervals are tabulated in the following chart:

Hole ID	From	To	Interval	From	To	Interval	Gold
	(ft)	(ft)	(ft)	(m)	(m)	(m)	g/t
SM-23-01
	155	293	137.9	47.2	89.3	42.1	0.636
Incl.	161.4	166.4	5	49.2	50.7	1.5	1.713
Incl.	279	283	4	85.0	86.3	1.2	8.19

	308.8	337.2	28.4	94.1	102.8	8.7	0.326
Incl.	308.8	312.1	3.3	94.1	95.1	1.0	2.809

	382.5	386.2	3.7	116.6	117.7	1.1	2.472

SM-23-02
	47	63	16	14.3	19.2	4.9	0.368
Incl.	60.3	63	2.7	18.4	19.2	0.8	0.762

	254	273.7	19.7	79.3	83.4	4.1	0.417
Incl.	254	260.3	6.3	77.4	79.3	1.9	0.752

	296.8	304.5	7.7	90.5	92.8	2.3	0.513

	698.5	706.6	8.1	212.9	215.4	2.5	0.752
Incl.	698.5	701.4	2.9	212.9	213.8	0.9	1.276

	769	771.5	2.5	234.4	235.2	0.8	1.718

Stockade Mountain is a classic low-sulfidation/hot springs gold and silver exploration-stage project with a history of significant exploration work in the late 1980s and early 1990s.  At that time, targeted mineralization was near-surface gold deposits minable by open pit methods.  The last hole drilled at Stockade was in 1993 by Placer Dome, and until Austin's current drill program, no drilling had targeted high-grade veins minable by underground methods that are hypothesized to occur below the known lower grade stockwork mineralization.  Historical near-surface drill intercepts in the stockworks zone included long intercepts of >0.2 g/t Au, with some highlights being:

  79.2 m (260 ft) averaging 0.937 g/t gold, which includes 24 m averaging 1.560 g/t gold;
  3 m (10 ft) averaging 1.1 g/t gold;
  1.5 m (5 ft) @1.14 g/t gold;
  4.6 m (15 ft) averaging 1.1 g/t gold; and
  4.6 m (15 ft) that averaged 1.385 g/t gold.

Austin's drilling program is designed to begin systematically testing beneath the gold/silver-bearing stockwork mineralization for high-grade vein deposits using a conceptual model that is widely used in epithermal vein exploration. The conceptual cross-section shown below illustrates the relationship between the ground surface at the time the hot springs were active, the higher-level (nearer to the surface) stockwork mineralization, and the deeper high-grade veins that are found in many districts.

Hydrothermal alteration and mineralization at Stockade Mountain extend for over 5 miles (8 km) in a northwest-southeast direction, allowing for district-scale discovery.  The current surface over much of Stockade Mountain is interpreted to be within tens of feet (or meters) of the ground surface at the time the hot springs system was active.  In this model, very little gold/silver mineralization may be found at the surface, but values can increase significantly within a stockwork zone extending ±600 feet (±200 m) downward.  At some depth below the surface, the stockwork zones may coalesce into high-grade veins that represent the "feeders" for the hydrothermal fluids.

Austin is currently drilling into what has been historically known as the "Number 9 Vein" area in the central part of Austin's land package.  Gold values from surface outcrops of the vein are weak, with a high value of 0.013 g/t.  However, the historical drilling indicates that significant thicknesses of stockwork mineralization begin just below the surface and extend at least 1,250 feet (380 m) eastward from the exposed vein zone and 2,300 ft (700 m) along strike.  The hypothesized high-grade gold/silver veins at Stockade Mountain would have formed within a vertical zone of vigorous boiling of the hydrothermal fluids near the base of and below the stockworks.  The current drilling program, which is Austin's first at Stockade Mountain, is designed to locate those higher-grade vein deposits.

The following map, which shows a portion of the Number 9 Vein area, illustrates the wide zone of stockwork gold mineralization from historical rotary drill holes and Austin's first two core holes.

The following cross-section shows Austin Gold's first two drill holes along with historical drill holes on that section.

Drill hole SM-23-01 was designed to confirm the assays and understand the geology in historical rotary reverse-circulation drill hole STKD-9.  That hole intersected 260 ft (79.2 m) of stockwork veining averaging 0.937 g/t gold from 150 to 410 ft (45.7 - 125 m).  In that same zone, Austin's hole SM-23-01 penetrated 137.9 ft (42.1 m) with a weighted average of 0.636 g/t gold, essentially confirming the historical drill hole results.  The highest-grade interval is 4 ft (1.2 m) averaging 8.19 g/t.  The higher grade and longer overall interval in STKD-9 can be attributed to upgrading of the assays by washing away the clays in the samples by the rotary reverse-circulation drilling method, and therefore biasing the samples with the veining and silicified breccias that would carry the gold values.

Drill hole SM-23-02 was designed to target higher grade mineralization about 330 ft (100 m) below the stockwork mineralization in SM-23-01 and STKD-9.  Although significant stockwork mineralization was penetrated, it is apparent that either the Number 9 Vein as exposed in outcrop is not the main "feeder" for the widespread stockwork mineralization, or it has a dip and/or strike different from what was expected.

The drilling program was planned to consist of 4,000 to 5,000 feet in 4 or 5 diamond drill (core) holes, each hole to be 800 to 1,500 feet deep.  This is the first known use of diamond drilling on the property, which will allow Austin to have a better understanding of the host rocks and mineralization.

The Stockade Mountain Project consists of 261 unpatented lode mining claims that cover an area of 6,790 acres, located in Malheur County, Oregon, approximately 85 kilometers southeast of Burns, Oregon, and 150 kilometers southwest of Boise, Idaho.

Austin Gold Corp. is fully funded for all planned exploration programs.  Austin continues to review other projects that may have exceptional discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 78.9 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Stockade Mountain Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.